Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103
215.564.8000
www.stradley.com

J. Stephen Feinour, Jr.

(215) 564-8521

jfeinourjr@stradley.com

October 25, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention: Elisabeth M. Bentzinger, Esq.

Re:	Strategy Shares (“Registrant”) File Nos. 333-170750; 811-22497

Dear Ms. Bentzinger:

On behalf of the Registrant, below are responses to the comments you provided to us telephonically on September 30, 2019 with regard to Post-Effective Amendment No. 50 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”), filed with the U.S. Securities and Exchange Commission on August 13, 2019 (Accession No. 0001580642-19-003669) under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 53 to the Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Amendment”), relating to the registration of the Newfound/ReSolve Robust Equity Momentum Index ETF (the “Fund”), a new series of the Registrant.

The Registrant will file an additional post-effective amendment to the Registration Statement pursuant to 1933 Act Rule 485(b) that will reflect the changes to the Fund’s Prospectus, Statement of Additional Information (“SAI”), and Part C made in response to your comments as described in this letter.

Below we have provided your comments (in bold) and the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

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PROSPECTUS COMMENTS

Principal Investment Strategy

1.	Comment: Please explain supplementally whether the Advisor is affiliated with either Index Provider (Newfound Research LLC and ReSolve Asset Management Inc.) or with Solactive AG. Further, please explain whether the Advisor was involved in creating the Index methodology or the algorithm on which the Index methodology is based. Lastly, please explain whether the Advisor retains any ongoing interest, control, role or input in the Index or the maintenance thereof.

Response:	The Advisor is not directly affiliated with either Index Provider or Solactive AG. However, please note that one of the Index Providers, ReSolve Asset Management Inc., serves as a sub-adviser to other funds for which the Advisor serves as investment adviser. In addition, the Advisor was not involved in creating the Index methodology or algorithm, and does not retain any ongoing interest, control role, or input in the Index or the maintenance thereof.

2.	Comment: Please disclose more information explaining how Index components are included or excluded from the Index, including the number or range of Index components. Please also describe the Index weighting methodology, explaining how Index components are weighted (e.g., price weighted or equal weighted).

Response:	In response to the staff’s comment, the Registrant will revise the principal investment strategy disclosure in the prospectus substantially as follows (marked to show changes to the Amendment).

The Fund employs a "passive management" (or indexing) investment approach designed to track the total return performance, before fees and expenses, of the Newfound/ReSolve Robust Equity Momentum Index (the "Index"). The Index is based on a proprietary methodology co-developed and co-owned by Newfound Research LLC and ReSolve Asset Management Inc. (the "Index Providers"). The Index is calculated and maintained by Solactive AG. The Fund will invest at least 80% of its assets in the component securities of the Index.

The Index uses a quantitative, rules-based methodology to provide exposure to broad U.S. equity, international equity, and emerging market equity indices, to the extent that such equity indices are exhibiting positive momentum relative to U.S. Treasury market indices. The Index generally consists of exchange traded funds (“ETFs”) that track regional equity indices representative of U.S. equities, developed international equities

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and emerging market equities (“Regional Equity ETFs~~”) in U.S., developed foreign countries and emerging market countries.~~”), as well as ETFs that track U.S. Treasury market indices, representative of short-term (i.e., 1-2 year maturity) U.S. Treasury notes and intermediate-term (i.e., 7-10 year maturity) U.S. Treasury bonds (“U.S. Treasury ETFs”). The Regional Equity ETFs that may be included in the Index invest in the equity securities, including common stock and American Depository Receipts (“ADRs”), of companies of any market capitalization that are traded on foreign or U.S. exchanges. The Index typically includes between one and five ETFs. Because the Index is comprised of securities issued by other investment companies, the Fund operates as a “fund of funds.”

The ~~Index’s~~ allocations to Regional Equity ETFs within the Index are determined by proprietary quantitative models that include momentum and trend following factors that are evaluated over various time horizons. The weightings of Regional Equity ETFs within the Index are determined based on measures of the momentum of the global equity markets relative to the momentum of U.S. Treasury securities. Regional Equity ETFs with the strongest momentum characteristics that also exhibit positive trend following characteristics receive greater weights. The Fund may have 100% portfolio exposure to U.S. Regional Equity ETFs or developed ~~foreign~~international Regional Equity ETFs, and up to 25% portfolio exposure in emerging market Regional ~~ETFs. The Index seeks exposure to those Regional ETFs with the strongest momentum characteristics provided the Regional ETF also exhibits positive trend following characteristics.~~Equity ETFs.

The Index will ~~may also~~ include ~~ETFs that invest in short and intermediate term~~ U.S. Treasury ~~securities~~ETFs when Regional Equity ETFs exhibit negative momentum and trend following characteristics versus the U.S. Treasury markets. The Fund may have 100% portfolio exposure to U.S. Treasury ETFs under such circumstances.

The Index is rebalanced weekly and is reconstituted annually in December.

The Fund generally will use a replication methodology, meaning it will seek to invest in all of the ETFs comprising the Index in proportion to the weightings in the Index. However, under various circumstances, the Fund may use a representative sampling strategy, whereby the Fund would invest in what it believes to be a

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representative sample of the component securities of the Index. To the extent the Fund uses a representative sampling strategy, it may not track the Index with the same degree of accuracy as would an investment vehicle replicating the entire Index.

The Fund will concentrate its investments in a particular industry or group of industries to the extent that the Index concentrates in an industry or group of industries. The Fund may engage in frequent trading of portfolio securities.

3.	Comment: The fourth paragraph states “The Index will may also include ETFs that invest in short and intermediate term U.S. Treasury securities when Regional ETFs exhibit negative trend characteristics.” Please clarify whether the Index “will” or “may” make such investments.

Response:	Please see the revisions set forth in response to Comment 2, which the Registrant believes are responsive to this comment.

4.	Comment: The last paragraph states “The Fund will concentrate its investments in a particular industry or group of industries to the extent that the Index concentrates in an industry or group of industries.” Please state whether the Index currently concentrates and, if so, please state the industry or group of industries in which it is concentrated.

Response:	The Index may from time to time be concentrated in particular industries or groups of industries. The industries in which the Index may be concentrated will vary based on changing market conditions. As of October 22, 2019, the Index had no industry concentration.

5.	Comment: It appears the Fund is using a single 80% test to satisfy its exemptive relief and Rule 35d-1 under the 1940 Act with respect to the use of the term “equity” in the Fund’s name. It is potentially misleading for the Fund to state it relies on the Index to satisfy Rule 35d-1. The Index methodology makes clear that the Index constituents are not 100% equities. If less than 80% of the constituents of the Index are equities, then the Fund would not comply with Rule 35d-1, even if it fully replicated the Index, which it may not always achieve. Even if the Index is composed of at least 80% equities, the Fund may not meet the 80% Rule 35d-1 requirement unless it fully and continuously replicates the components of the Index. This issue would be eliminated if the Fund had a separate 80% policy for investment in equities.

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Response:	The Fund’s name will be changed to “Strategy Shares Newfound/ReSolve Robust Momentum ETF” effective as of the date of the Registrant’s post-effective amendment to the Registration Statement pursuant to 1933 Act Rule 485(b). Because the Fund’s name will no longer contain the word “Equity,” the Registrant believes that the concerns raised in this comment no longer apply to the Fund.

6.	Comment: Please disclose that the Fund will consider the investments of underlying funds when determining compliance with Rule 35d-1.

Response:	As stated in the Registrant’s response to the previous comment, because the Fund’s name will no longer contain the word “Equity,” the Registrant believes that the concerns raised in the previous comment no longer apply to the Fund. Accordingly, the Fund respectfully declines to make any other changes in response to this comment.

7.	Comment: Please explain supplementally whether the Fund’s exemptive order is based in part on a representation that the Fund will invest at least 80% of its assets in the component securities of the Index and whether the exemptive order allows the Fund to count toward the 80% requirement, separate from the Index securities, investments in TBA securities and depositary receipts relating to those component securities. If so, please revise the disclosure to make clear the Fund satisfies this requirement.

Response:	The application for the Fund’s exemptive order states that each fund covered by the order “will invest at least 80% of its assets, exclusive of collateral held from securities lending, in Component Securities of its respective Underlying Index.” The Registrant respectfully notes that the Amendment states that “The Fund will invest at least 80% of its assets in the component securities of the Index.”

8.	Comment: If the Fund includes the value of derivatives to determine compliance with its Rule 35d-1 policy, please disclose that those instruments will be valued on a marked-to-market basis, rather than using notional value, for purposes of determining compliance with Rule 35d-1.

Response:	As noted in the Registrant’s responses to comments 5 and 6 above, the Fund’s name will change such that Rule 35d-1 will not apply to the Fund. Accordingly, the Registrant respectfully declines to make any other changes in response to this comment.
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Principal Investment Risks

9.	Comment: Please note that the Fund’s principal investment risks appear in alphabetical order. Please list these risks in order of how significant each one is with respect to the Fund’s impact on net asset value, yield and total return.

Response:	The Fund’s principal investment risks are presented in alphabetical order because the Registrant believes that the materiality of each such risk is dynamic and subject to changing market conditions. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

10.	Comment: To the extent the Index Providers lack experience as index providers, please consider disclosing this inexperience and any related risks.

Response:	As each Index Provider has served as an index provider for ETFs for at least the last three years, the Registrant respectfully declines to make any changes in response to this comment.

11.	Comment: The description of “ETF Risk” seems to be redundant with the description of “Underlying Fund Risk.” Please consider consolidating repetitive disclosure.

Response:	Although the two risks have common elements, “ETF Risk” relates directly to the Fund’s operation as an ETF and “Underlying Fund Risk” relates to the Fund’s principal investments, which are ETFs. Because both the Fund and its investments operate as ETFs, these two risk factors address the same elements of risk. The Registrant believes that it is important to describe each risk factor separately, notwithstanding the common elements. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

12.	Comment: With respect to “Duration Risk:”

a.	Please add an example showing the effect a 1% increase in interest rates would have on the value of the portfolio.

Response: In response to this comment, the Registrant will add disclosure substantially as follows.

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“Duration measures the price sensitivity of a fixed income security to changes in interest rates. For example, a five year duration means that the fixed income security will decrease in value by 5% if interest rates rise 1% and increase in value by 5% if interest rates fall 1%.”

b.	When referencing longer durations, please consider stating how it corresponds to higher volatility and higher risk.

Response: The Registrant believes that the Amendment appropriately discusses the risks associated with investing in securities with longer durations, as follows. Accordingly, the Registrant respectfully declines to make any changes in response to this portion of the staff’s comment.

“Duration Risk. Longer-term securities may be more sensitive to interest rate changes. Given the recent, historically low interest rates and the potential for increases in those rates, a heightened risk is posed by rising interest rates to longer-term fixed income securities. Effective duration estimates price changes for relatively small changes in rates. If rates rise significantly, effective duration may tend to understate the drop in a security’s price. If rates drop significantly, effective duration may tend to overstate the rise in a security’s price.”

Performance

13.	Comment: Please supplementally indicate the broad-based securities market index the Fund will utilize. Please note that the staff does not consider the Index to be an appropriate broad-based securities market index, as there is not a meaningful basis of comparison between the Fund’s performance and the Index’s performance.

Response:	For purposes of performance comparisons in the Fund’s prospectus after the Fund has been in operation for a full calendar year, the Fund intends to utilize the S&P Target Risk Growth Index as its primary broad-based securities market index.

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SAI COMMENT

Fundamental Policies

14.	Comment: Please include a fundamental policy stating that the Fund will operate as a diversified company, as defined in section 5(b)(1) of the 1940 Act.

Response:	The Registrant will make the requested change.

PART C COMMENTS

15.	Comment: Except where permitted under Rule 483 under the 1933 Act, please file executed contracts, not forms of contracts, as exhibits.

Response:	Except as noted in the Registrant’s response to comment 16 below, the Registrant intends to file executed versions of contracts in the next amendment to the Registration Statement.

16.	Comment: Exhibit H.16 is labeled as a sub-license agreement. Please confirm that the Index license agreement will be filed.

Response:	The Advisor and each Index Provider have entered into agreements that address, among other things, the Index to be used in operating the Fund. The Registrant and Fund are not parties to those agreements. The form of sub-license agreement that will be filed as Exhibit H.16 represents the complete terms and conditions of the agreement between the Registrant, on behalf of the Fund, and the Advisor with respect to the use of the Index. Because the Registrant is not a party to the agreements described above between each Index Provider and the Advisor, the Registrant respectfully maintains that it is not necessary to file such agreements as exhibits to the Registration Statement.

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number.

Very truly yours,

/s/ J. Stephen Feinour, Jr.

J. Stephen Feinour, Jr.